Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
www.sifycorp.com
April 16, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance

Re:	Sify Technologies Limited Form 20-F for the Fiscal Year Ended March 31, 2008 Filed October 14, 2008 File No. 000-27663
Dear Mr. Kronforst:
     This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to M P Vijay Kumar dated April 1, 2009 with respect to the Company’s response letter dated March 16, 2009. For reference purposes, the text of your letter has been reproduced herein with responses below to each numbered comment.

Sify Technologies Limited
April 16, 2009

Form 20-F for Fiscal Year Ended March 31, 2008
Item 5.Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 40
1. We note your response to prior comment 3 indicates your DSOs increased from 79 days at March 31, 2007 to 103 days at March 31, 2008 because the economic environment curtailed your ability to strictly enforce your credit policies. Please expand upon your position that elongation of your credit cycle did not create significant uncertainty with respect to your allowance for doubtful accounts or impact your revenue recognition given your statements that your allowance is based in part on your assessment of the current economic environment and that your revenue recognition policy considers whether any uncertainty with respect to collectability existed at the date of initial recognition or whether the uncertainty arose after that time. As part of your response, please provide us with your DSO calculations at June 30, 2008, September 2008 and December 31, 2008.
Response 1:
     The Company recognizes revenue at the date of initial recognition only when: (i) the amount of revenue can be measured reliably and (ii) it is probable that the economic benefits associated with the transaction will flow to the entity. Accordingly, no revenue is recognized unless it is considered probable that payment will be received.
     However, subsequent to recognition of the revenue in accordance with the paragraph above, the Company recognizes an allowance in respect of debts that become doubtful of recovery from its customers. We estimate the amount of uncollectible receivables each period based on the age of unpaid amounts, information about the creditworthiness of customers, historical payment patterns, current economic trends and other relevant information. The assessments reflect management’s best assumptions and estimates. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.
     As indicated in our response to prior comment no.5, in fiscal 2008, the economic environment in India became more competitive, which limited our ability to strictly enforce credit policies. Accordingly, even though as per the policy, the credit period did not change in fiscal 2008 as compared to fiscal 2007, the average collection period went up from 79 days (as of March 31, 2007) to 103 days (as of March 31, 2008).
     The Days Sales outstanding (“DSO”) increased from 103 days at March 31, 2008 to 122 days at June 30, 2008. Accordingly, we improved our efforts on collections and more strictly enforced our credit policy, resulting in the reduction in the DSO to 110 days as of September 30, 2008, and later to 103 days as of December 31, 2008. Our allowance towards receivables that are considered doubtful (charge to the Income Statement) as a percentage of the revenues was in the range of 2.2% to 2.8% during fiscal 2007, fiscal 2008 and during the nine month period ended December 31, 2008.
     In relation to the allowance for doubtful debts, the Company believes that the allowance available at March 31, 2008 was sufficient to cover the amount of debts that were doubtful of recovery. Our review of the allowance for doubtful debts for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 did not indicate that there were reasons to believe that the level of allowance available in the books at March 31, 2008 was not adequate. Furthermore, having considered that the level of allowance towards receivables that are considered doubtful of recovery for fiscal 2007, fiscal 2008 and the nine month period ended December 31, 2008 has not shown a significant fluctuation, we believe that adequate allowance has been made towards doubtful receivables.

Sify Technologies Limited
April 16, 2009

     Based on the above, we believe that the elongation of the credit cycle did not result in any uncertainty at the time of revenue recognition and was necessitated principally due to the competitive economic environment.
Item.18. Financial Statements
Note 4. Significant Accounting Policies
n. Export Benefits, page 97
1. Your response to prior comment 13 indicates your credit duty entitlement from” Served from India Scheme” will be used for the import of capital goods. Please clarify for us whether or not the duty entitlements represent “grants related to assets” as defined in paragraph 3 of IAS 20 and, if so, tell us how you have considered paragraphs 24 through 27 of that standard.
Response 1:
     The Government of India has introduced “the Served from India Scheme” (the “Scheme”) in order “to accelerate growth in export of services so as to create a powerful and unique Served from India brand, instantly recognized and respected world over.”
     Under the Scheme, all service providers (the exporter of various services) are entitled to a customs duty credit called ‘Duty credit scrip’ at 10% of the foreign exchange earned during the financial year. A service provider will be eligible for such duty credit scrip only on satisfaction of two conditions: (a) the service provider should export services; and (b) the service provider should earn foreign exchange. This duty credit may be used for settling the customs duty payable to the Government of India on the import of any capital goods including spares, office equipment and professional equipment, office furniture and consumables, provided it is part of their main line of business.
     The Government grants as per paragraph 3 of IAS 20 are defined as “assistance by Government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity.” Further, as per paragraph 3 of IAS 20, the ‘Grants related to assets’ are defined as “grants whose primary condition is that an entity qualifying for them should purchase, construct or otherwise acquire long term assets.” ‘Grants related to income’ are defined as grants other than those related to assets.
     Under the Scheme, the primary condition to be satisfied to be entitled to duty credit scrip is the export of services and earnings in foreign exchange in respect of such export of services. The utilization of duty credit scrip is for payments/settlement of customs duty levied by the Government of India on the import of capital goods including spares, office equipment and professional equipment, office furniture and consumables. Further, the Scheme also covers various other service providers including hotels, etc. who use duty credit scrip to settle the duty levied on import of items such as food items, alcoholic beverages, etc. In other words, the primary condition under the Scheme to be entitled for duty credit scrip is not to purchase, construct or otherwise acquire long term assets but only the export of services and earning in foreign exchange. Accordingly, the aforesaid grants ‘duty credit scrips’ are in the nature of ‘Grants related to income’ and not in the nature of ‘Grants related to assets’. Paragraphs 24 to 27 of IAS 20 relating to ‘Grants relating to assets’ are therefore not applicable.

Sify Technologies Limited
April 16, 2009

     Further, paragraph 29 of IAS 20 provides “grants related to income are sometimes presented as a credit in the statement of income, either separately or under a general heading such as ‘Other income’.” The Company has presented the duty credit script under ‘Other income’ in the income statement for the fiscal 2008.
Note 12. Lease Prepayments, page 104
2. Please confirm that you will include in future filings the information provided in your response to prior comment 18.
Response 2:
     We confirm that we will include the aforesaid information in respect of lease prepayments in our future filings.
* * *
     If you have any questions regarding the enclosed matter, please feel free to contact the undersigned at +91 44 4422 5407 / 70/ 77 extension 2111.
Sincerely,
/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer
Sify Technologies Limited
Chennai
India